As filed with the Securities and Exchange Commission on March 12, 2021	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

COMPANHIA PARANAENSE DE ENERGIA - COPEL

(Exact name of issuer of deposited securities as specified in its charter)

Energy Company of Paraná - COPEL

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee(2)
American Depositary Shares representing non-voting class B preferred shares of Companhia Paranaense de Energia - COPEL	500,000,000 American Depositary Shares	$5.00	$25,000,000	$2,727.50
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 13 and 14
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11 and 13
(v) The sale or exercise of rights	Articles number 13, 15 and 16
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15 and 16
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 6, 9 and 15
(x) Limitation upon the liability of the depositary	Articles number 14 and 18

3. Fees and Charges	Article number 7

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of March 21, 1996, as amended and restated as of July 29, 1997, as further amended and restated as of November 21, 2007, among Companhia Paranaense de Energia - COPEL, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 12, 2021.

Legal entity created by the agreement for the issuance of depositary shares representing non-voting class B preferred shares of Companhia Paranaense de Energia - COPEL

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Lance Miller
	Name:	Lance Miller
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, Companhia Paranaense de Energia - COPEL has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Paraná, Brazil, on March 12, 2021.

Companhia Paranaense de Energia - COPEL

By:	/s/ Daniel Pimentel Slaviero
Name:	Daniel Pimentel Slaviero
Title:	Chief Executive Officer

By:	/s/ Adriano Rudek de Moura
Name:	Adriano Rudek de Moura
Title:	Chief Financial and Investor Relations Officer

Each person whose signature appears below hereby constitutes and appoints Daniel Pimentel Slaviero and Adriano Rudek de Moura, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 12, 2021.

/s/ Daniel Pimentel Slaviero		Chief Executive Officer
Daniel Pimentel Slaviero		(principal executive officer)

/s/ Adriano Rudek de Moura		Chief Financial and Investor Relations Officer
Adriano Rudek de Moura		(principal financial and accounting officer)

/s/ Marcel Martins Malczewski		Chairman
Marcel Martins Malczewski

/s/ Leila Abraham Lori		Director
Leila Abraham Lori

/s/ Olga Stankevicius Colpo		Director
Olga Stankevicius Colpo

/s/ Carlos Biedermann		Director
Carlos Biedermann

/s/ Adriana Angela Antoniolli		Director
Adriana Angela Antoniolli

/s/ Marco Antônio Barbosa Cândido		Director
Marco Antônio Barbosa Cândido

/s/ Gustavo Bonini Guedes		Director
Gustavo Bonini Guedes

/s/ Luiz Claudio Maia Vieira		Director
Luiz Claudio Maia Vieira

CT Corporation System		Authorized Representative in the United States

By:	/s/ Kevin Wartner
Name:	Kevin Wartner
Title:	Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of March 21, 1996, as amended and restated as of July 29, 1997, as further amended and restated as of November 21, 2007, among Companhia Paranaense de Energia - COPEL, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification under Rule 466